August 23, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Paik

Re:	Eidos Therapeutics, Inc.

Registration Statement on Form S-3

Filed August 2, 2019

File No. 333-232999

Dear Ms. Paik,

This letter is submitted on behalf of Eidos Therapeutics, Inc. (the “Company”) in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 13, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-232999) filed with the Commission on August 2, 2019 (the “Registration Statement”). The Company is concurrently filing an Amendment No. 1 to the Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in italics herein with the response immediately following the comment. All page references in the Company’s response below are to the Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of this letter.

Registration Statement on Form S-3 filed August 2, 2019

Description of Capital Stock, page 7

1.

We note that Article VI, Section 8 of your Amended and Restated Bylaws includes a forum selection provision listing the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.”

Ms. Paik

Securities and Exchange Commission

August 23, 2019

Please describe this provision here and include a risk factor addressing the risks to investors posed by the exclusive forum provision. In your disclosure, please also discuss whether the provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided disclosure on page 10 of the Amendment to clarify that the exclusive forum provision in Article VI, Section 8 of the Company’s Amended and Restated Bylaws does not apply to any actions arising under the Securities Act or the Exchange Act. Furthermore, the Company will inform investors in future filings by including disclosure in “Item 1A–Risk Factors” of the Company’s periodic reports under the Exchange Act on the exclusive forum provision (including a statement that such provision does not apply to any actions arising under the Securities Act or the Exchange Act).

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie L. Wong

Maggie L. Wong

Enclosures:

cc: Christine Siu, Eidos Therapeutics, Inc.

Cameron Turtle, Eidos Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP